Magic Software Enterprises Ltd.

5 Haplada Street,

Or Yehuda 60218, Israel

January 28, 2014

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief-Legal

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Magic Software Enterprises Ltd.
Registration Statement on Form F-3,
File No. 333-192241

Dear Mr. Shuman:

The undersigned, Magic Software Enterprises Ltd., issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 5:00 p.m. Washington, D.C. time, on January 30, 2014, or as soon thereafter as possible.

Management of Magic Software Enterprises Ltd. is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Magic Software Enterprises Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Magic Software Enterprises Ltd. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/Guy Bernstein
Guy Bernstein